Exhibit 17.2

From: Jon Sabes

Date: Thurs, Feb 2, 2023 at 1:40 PM

Subject: Board Resignation 8-K

To: Michael Will

Mike

I don’t agree with this statement, that is not true, I would never say or express that.

Mr. Sabes expressed to the Board his belief that he was the only person who could lead the Company.

I agree with the following:

Mr. Sabes disagrees with the Board’s decision to summarily terminate his employment, and has therefor resigned from the Board.

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